Exhibit 99.2

Anghami Inc.
an exempted incorporated in the Cayman Islands with registration No. 372207
PO Box 309, Ugland House
Grand Cayman KY1-1104
Cayman Islands
(the “Company”)

PROXY

for use at the extraordinary general meeting of the shareholders of the Company (each a “Shareholder”), to be held by teleconference call originating from 16th Floor, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates, on 22 July 2025 at 9:00 a.m. (Eastern Daylight Time), or as soon as practicable thereafter, or any adjournment or postponement thereof (the “Meeting”). Capitalized terms used in this Proxy and not otherwise defined herein shall have the meanings given to them in the current Memorandum and Articles of Association of the Company or, if not defined therein, in the Notice in relation to the Meeting.

WE, the undersigned, hereby appoint the person named below to act as our proxy at the Meeting, and to vote on our behalf as directed below.

Name of Shareholder:
Address:
Number of Shares held:
Class:	Ordinary
Name of person being appointed as Proxy:

Background: The purpose of the Meeting is to allow the Company’s board of directors (the “Board”) to effect a reverse stock split of the Company’s shares at a ratio of 1-for-10 (the “Reverse Stock Split”). The Reverse Stock Split is intended to enable the Company to maintain and/or restore its compliance with Nasdaq Listing Rule 5550(a)(2), which requires that the Company’s ordinary shares maintain a minimum bid price of US$1.00 per share on an ongoing basis in order to remain listed on the Nasdaq Capital Market. A shareholder of record as the close of business on Nasdaq Capital Market on 16 July 2025 shall be entitled to receive notice of, and to attend and vote at, the Meeting, and any adjournments or postponements of the Meeting.

Please indicate with an “X” in the spaces provided how you wish your vote(s) to be cast on a poll. Should this proxy form be returned duly signed, but without a specific designation, the proxy will vote or abstain at his or her discretion.

The Board considers that the Reverse Stock Split is in the best commercial interests of the Company and its shareholders as a whole. It is the unanimous recommendation of the Board that shareholders vote FOR the Reverse Stock Split.

Resolution	For	Against
RESOLVED, AS AN ORDINARY RESOLUTION, THAT, the Reverse Stock Split be and is hereby approved on the basis of a ratio of 1-for-10, and accordingly, effective immediately following the close of business on the Nasdaq Capital Market on 1 August 2025, the authorised share capital of the Company be and is hereby amended from US$215,500, divided into 2,150,000,000 ordinary shares of a par value of US$0.0001 each, and 5,000,000 preference shares of a par value of US$0.0001 each, to US$215,500, divided into 215,000,000 ordinary shares of a par value of US$0.001 each, and 5,000,000 preference shares of a par value of US$0.0001 each, by: (i) the consolidation of 66,887,128 issued ordinary shares of a par value of US$0.0001 each into 6,688,712.8 issued ordinary share of a par value of US$0.001 each; and (ii) the consolidation of 2,083,112,872 unissued ordinary shares of a par value of US$0.0001 each into 208,311,287.2 unissued ordinary share of a par value of US$0.001 each.
Resolution	For	Against
RESOLVED, AS AN ORDINARY RESOLUTION, THAT, conditional upon the Reverse Stock Split having been approved by Ordinary Resolution, the Board be and is hereby authorised to determine, at its discretion, the treatment of fractional entitlements to shares resulting from the Reverse Stock Split, and that any direction by the Board with regard thereto be approved, ratified and confirmed.

Signed:	……………………………………………………..
Name:	……………………………………………………..
Being the shareholder named above (or a duly authorised signatory for and on behalf of the shareholder named above)
Date:	……………………………………………2025

Important Notes:

1.	A shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him or her. A proxy may, but need not, be a shareholder.

2.	The directions given above will be taken as applying in respect of all the voting shares held by the shareholder concerned, unless otherwise indicated in this proxy.

3.	In the case of a shareholder which is a body corporate, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or signatory.

4.	This Form of Proxy should be completed and sent to the following address by email, fax, courier or hand delivery, by no later than 48 hours before the time for holding the Meeting: Anghami Inc., (FAO: Lama Saad), 16th Floor, Al-Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. (lama@anghami.com).